

February 5, 2021

Michael Leabman
Chief Executive Officer
Movano Inc.
6200 Stoneridge Mall Rd., Suite 300
Pleasanton, CA 94588

> **Re: Movano Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 11, 2021**
> **CIK No. 0001734750**

Dear Mr. Leabman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration on Form S-1 submitted on January 11, 2021

Our Planned Wearable Product, page 29

1.   We note the updated disclosure that the IRB approved and you conducted your first external glucose tests of 10 external subjects and your first external blood pressure test of 40 external subjects. Please include a brief discussion of the study results or otherwise disclose when you expect the results to be available.

Intellectual Property, page 31

2.   We note your updated disclosure that you have two issued patents. Please revise to disclose the type of patent protection you have and the expiration dates for each of your

material issued patents.

You may contact Franklin Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark R. Busch, Esq.